Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

4th November 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

03037214

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the results of the Annual General Meeting of Sime Darby Berhad - released on 4th November 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Form Version 2.0

General Announcement

Submitted by S DARBY on 04-11-2003 05:37:33 PM

Reference No SD-031030-8CA8F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Announcement of results of Annual General Meeting

* **Contents :-**

Sime Darby Berhad ("the Company") is pleased to announce that, at the Annual General Meeting ("AGM") of the Company held on 4th November 2003, the shareholders of the Company approved all the resolutions set out in the Notice of AGM dated 10th October 2003, including the resolutions on the following matters passed as special business:

(i) authority to allot and issue shares pursuant to Section 132D of the Companies Act, 1965;
(ii) proposed share buy-back;
(iii) proposed shareholders' mandate for recurrent related party transactions; and
(iv) proposed amendments to the bye-laws of the Sime Darby Employees' Share Option Scheme.

This announcement is dated 4th November 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 NOV 10 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

7th November 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 3

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the acquisition of a 50% equity interest in Island Power Holdings Pte. Ltd. - released on 7th November 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 07-11-2003 05:27:16 PM

Reference No SD-031015-907F7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Acquisition of a 50% equity interest in Island Power Holdings Pte. Ltd.

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Energy Holdings Pte. Ltd., had on 6th November 2003, entered into a Share Sale Agreement with IG Island Power B.V. for the acquisition of a 50% equity interest in Island Power Holdings Pte. Ltd. ("IPH"), a company incorporated in Singapore ("the Acquisition"). The Acquisition was completed on the same day and the 50% equity interest in IPH was then transferred by Sime Energy Holdings Pte. Ltd. to Sime Power Pte. Ltd. ("Sime Power"), another wholly-owned subsidiary of Sime Darby.

Details of IPH

IPH was incorporated in December 2002 and is developing a 715 MW combined cycle gas turbine power plant located on Jurong Island, Singapore ("the Project"). The plant is scheduled to commence operations by September 2006 to sell electricity to the Singapore Electricity Market.

IG Island Power B.V., which continues to hold the remaining 50% equity interest in IPH, is a wholly-owned subsidiary of InterGen N.V. ("InterGen"), itself a joint venture between Shell Generating (Holding) B.V. and Bechtel Enterprises Energy B.V. InterGen, a global power generation firm, is operating or building a total of 20 power stations representing over 16,000 MW.

Consideration

The consideration for the 50% equity interest in IPH is S$50 or approximately RM109, based on the par value of the shares acquired. The current paid-up share capital of IPH is S$100.

The overall Project cost is estimated at S$898 million or approximately RM1.95 billion. Under the terms of the Share Sale Agreement, Sime Power will also provide IPH with a loan of US$4.56 million or approximately RM17.3 million, being 50% of the total development and construction costs incurred on the Project up to 31st August 2003.

A substantial portion of the additional development and construction costs required for the Project will be funded by IPH through project debt financing. The residual funding required will be met by additional shareholders' loans in equal proportions from Sime Power and IG Island Power B.V.

Rationale of the Acquisition

Sime Darby has been actively seeking to expand its power business portfolio. The Acquisition offers Sime Darby the opportunity to enhance its expertise in power plant operations and to establish itself as an important power player in three key Southeast Asian markets, namely, Malaysia, Singapore and Thailand.

Business Prospects and Risk Factors

The investment in IPH has risks common to all new projects under development, such as the inability to raise appropriate project debt financing for the Project, as well as construction risks. InterGen and Sime Darby have material experience in developing power projects, which will mitigate to some extent the risks mentioned above.

Operating risks include the inherent uncertainties over prices and sale volume of electricity in Singapore's newly established electricity pool market. However, the level of competition in Singapore is perceived to be manageable and allow for various generators to earn adequate returns on their investment that are above their cost of capital.

The Board of Sime Darby is of the opinion that IPH is a good investment, given the Project's expected high operational efficiency and low cost structure which are expected to result in a high merit order position vis-a-vis the existing large generators, in a stable electricity pool market.

Policies on Foreign Investment and Repatriation of Profits

Profits from investments in Singapore companies can be repatriated without any restrictions. In addition, there are no foreign ownership limits on investments in the power sector. The Acquisition represents a long- term investment for Sime Darby and profits will be repatriated over the life of the asset.

Effects on Earnings Per Share and Net Tangible Assets of Sime Darby

The Acquisition is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004.

Interests of Directors and Substantial Shareholders

None of the Directors or substantial shareholders of Sime Darby or persons connected to them have any interests, direct or indirect, in the Acquisition.

Directors' opinion

The Directors are of the opinion that the Acquisition is fair and reasonable and is in the best interests of Sime Darby and its shareholders.

This announcement is dated 7th November 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: